Exhibit 99.3

ALMADEN MINERALS LTD.	8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on Tuesday, June 29, 2021 This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Appointees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.

5.

The securities represented by this proxy will be voted or withheld from voting as directed by the holder; however, if such a direction is not made in respect of any matter to be acted upon, this proxy confers discretionary authority with respect to such matter and, if the holder appoints one of the Management Appointees listed on the reverse, the securities represented by this proxy will be voted in favour of such matter.

6.

The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the directions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted upon, the securities will be voted or withheld from voting accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 am, PDT, on Friday, June 25, 2021.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone		To Vote Using the Internet

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com

	1-866-732-VOTE (8683) Toll Free	•	Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Appointees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder
I/We being registered shareholder(s) of Almaden Minerals Ltd. (the "Company") hereby appoint(s):: J. Duane Poliquin, or failing this person, Morgan Poliquin (the "Management Appointees")	OR	Print the name of the person or company you are appointing if this person or company is someone other than the Management Appointees listed herein.

as my/our proxyholder with full power of substitution to attend, act and to vote for and on my/our behalf in accordance with the following directions (or if no directions have been given, as recommended by Management) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held in the Board Room at Suite 210 - 1333 Johnston Street, Vancouver, BC on June 29, 2021 at 10:30 am PDT (the "Meeting") and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against

1. Number of Directors							☐	☐
To set the number of Directors at seven (7).

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Duane Poliquin	☐	☐	02. Morgan Poliquin	☐	☐	03. William Worrall	☐	☐

04. Elaine Ellingham	☐	☐	05. Alfredo Phillips	☐	☐	06. Kevin O'Kane	☐	☐

07. Ria Fitzgerald	☐	☐

							For	Withhold

3. Appointment of Auditors							☐	☐
To appoint Davidson & Company LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year.

Signature of Proxyholder	Signature(s)	Date
I/We authorize you to act in accordance with my/our directions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting directions are indicated above in respect of any matter to be acted upon, and I/we appoint the Management Appointees, this Proxy will be voted in favour of such matter.		DD / MM / YY

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